Exhibit 99.3

NICE Actimize Honored for Best Transaction Monitoring Solution by Regulation
Asia’s 2023 Excellence Awards

The awards judging panel credited NICE Actimize for the sophistication of its transaction monitoring, including data analytics, AI and machine learning capabilities

Hoboken, N.J., April 4, 2024 – NICE Actimize, a NICE (Nasdaq: NICE) business, was recently recognized by the “Regulation Asia Awards for Excellence 2023” with its award for the “Best Solution - Transaction Monitoring” in its “Best Solutions – Financial Crime” category. The transaction monitoring award recognizes a comprehensive and innovative solution that effectively helps financial institutions detect and prevent financial crime through advanced transaction monitoring capabilities, while also leveraging data analytics and/or machine learning to minimize false positive rates.

According to Regulation Asia’s judging panel, NICE Actimize was recognized for its comprehensive suite of AML solutions, which features its flagship transaction monitoring solution, Suspicious Activity Monitoring (SAM), along with a robust portfolio of additional capabilities for screening, reporting, customer due diligence, and other components. The transaction monitoring solution offers more than 70 AML scenarios and over 250 engineered models to choose from for deployment in a financial institution’s AML program.

The judging panel also credited NICE Actimize for the sophistication of its transaction monitoring capabilities, including its ability to leverage advanced technologies including data analytics and AI/machine learning. “The solution’s entity resolution, advanced segmentation, predictive analytics-driven alert triage, and iterative auto-tuning capabilities, along with its configurable alert prioritization process, ultimately serve to reduce false positives and improve detection efficiency,” said one judge on the awards panel.

“With its multidimensional, entity-centric approach, NICE Actimize accelerates transaction monitoring effectiveness. This approach not only enhances a financial institutions’ ability to catch suspicious activity early, but also ensures comprehensive protection against evolving financial crime threats,” said Craig Costigan, CEO, NICE Actimize. “We continue in our commitment to the Asia Pacific region and thank Regulation Asia’s expert panel of judges for recognizing our innovative transaction monitoring solutions.”

This award marks NICE Actimize’s fifth consecutive win in the competition, including awards for anti-money laundering and surveillance solutions.

For further information on NICE Actimize’s Anti-Money Laundering Solutions, please click here.

About the Regulation Asia Awards for Excellence 2023
The Regulation Asia Awards for Excellence recognises financial institutions, technology companies, legal and consulting firms, exchanges and other players that help ensure the highest regulatory compliance standards are upheld in the financial industry. Each year, senior industry practitioners serve on a judging panel to help assess and score each submission to determine the winning entrants.

About Regulation Asia
Regulation Asia is the leading source of actionable regulatory intelligence for Asia Pacific markets. With over 12,000 subscribers, including regulatory bodies, exchanges, banks, asset managers and service providers, Regulation Asia plays a key role in shaping the regulatory agenda.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, media@niceactimize.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.